[FORM OF OPINION]


                           Morgan, Lewis & Bockius LLP
                                1800 M Street, NW
                              Washington, DC 20036



_________ __, 2001

Board of Trustees
Turner Funds
1235 Westlakes Drive
Suite 350
Berwyn, Pennsylvania  19312

Board of Trustees
Professionally Managed Portfolios
915 Broadway
New York, New York  10010

                  Re: Agreement and Plan of Reorganization, Dated as of the ___ Day of _________, 2001 (the "Agreement"), By and Between Turner Funds, a Massachusetts business trust (the "Trust"), on behalf of its Turner Future Financial Services Fund (the "Acquiring Fund") and Professionally Managed Portfolios, a Massachusetts business trust (the "PMP Trust"), on behalf of its Titan Financial Services Fund (the "Transferring Fund")

Ladies and Gentlemen:

     You have requested our opinion as to certain federal income tax consequences of the reorganization of the Transferring Fund which will consist of (i) the transfer of all of the assets of the Transferring Fund to the Acquiring Fund, in exchange solely for shares of the Acquiring Fund (the "Acquiring Fund Shares"), (ii) the assumption by the Acquiring Fund of the liabilities of the Transferring Fund, and (iii) the distribution of the Acquiring Fund Shares to the shareholders of the Transferring Fund in complete liquidation of the Transferring Fund, all upon the terms and conditions set forth in the Agreement (the "Reorganization").

     In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Transferring Fund in connection with the Special Meeting of Shareholders of the Transferring Fund held on Friday, September 21, 2001, (c) certain representations concerning the Reorganization made to us by the Acquiring Fund and the Transferring Fund in letters dated _________ ___, 2001(collectively, the "Representation Letters"),
(d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we



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Board of Trustees of Turner Funds
Board of Trustees of Professionally Managed Portfolios
______ __, 2001
Page 2


deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

     For purposes of this opinion, we have assumed that the Transferring Fund and the Acquiring Fund on the Closing Date of the Reorganization each satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company ("RIC").

     Under regulations to be prescribed by the Secretary of Treasury under
Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

     Based on the foregoing and provided the Reorganization is carried out in accordance with the laws of the Commonwealth of Massachusetts, the Agreement and the Representation Letters, it is our opinion that:

     1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and the Transferring Fund and the Acquiring Fund will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

     2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Transferring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Transferring Fund pursuant to Section 1032(a) of the Code.

     3. No gain or loss will be recognized by the Transferring Fund upon the transfer of all of its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Transferring Fund or upon the distribution of the Acquiring Fund Shares to the shareholders of the Transferring Fund in exchange for such shareholders' shares of the Transferring Fund pursuant to Sections 361(a) and
(c) and 357(a) of the Code. We express no opinion as to whether any accrued market discount will be required to be recognized as ordinary income pursuant to
Section 1276 of the Code.

     4. No gain or loss will be recognized by the shareholders of the Transferring Fund upon the exchange of their shares of the Transferring Fund for the Acquiring Fund Shares (including fractional shares to which they may be entitled), pursuant to Section 354(a) of the Code.

     5. The aggregate tax basis of the Acquiring Fund Shares received by each shareholder of the Transferring Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Transferring Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

     6. The holding period of the Acquiring Fund Shares received by the shareholders of Transferring Fund (including fractional shares to which they may be entitled)


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Board of Trustees of Turner Funds
Board of Trustees of Professionally Managed Portfolios
______ __, 2001
Page 3


will include the holding period of the Transferring Fund Shares surrendered in exchange therefor, provided that the Transferring Fund Shares were held as a capital asset on the Closing Date of the Reorganization, pursuant to Section 1223(1) of the Code.

     7. The tax basis of the assets of the Transferring Fund received by the Acquiring Fund will be the same as the tax basis of such assets to the Transferring Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

     8. The holding period of the assets of the Transferring Fund received by the Acquiring Fund will include the period during which such assets were held by the Transferring Fund pursuant to Section 1223(2) of the Code.

     9. Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Income Tax Regulations) the items of the Transferring Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and (c), 382, 383 and 384 of the Code.

     This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

     Our opinion is conditioned upon the performance by the Acquiring Fund and the Transferring Fund of their undertakings in the Agreement and the Representation Letters.

     This opinion is being rendered to the Trust on behalf of the Acquiring Fund and the PMP Trust on behalf of the Transferring Fund and the shareholders of such funds.

                                                 Very truly yours,




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